Exhibit 99.3

NOTE:  THIS IS A TRANSLATION INTO ENGLISH OF THE DEED OF

AMENDMENT OF THE ARTICLES OF ASSOCIATION (STATUTEN) OF A

DUTCH LIMITED LIABILITY COMPANY (NAAMLOZE VENNOOTSCHAP). IN

THE EVENT OF A CONFLICT BETWEEN THE ENGLISH AND DUTCH TEXTS,

THE DUTCH TEXT SHALL PREVAIL.

DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF

AERCAP HOLDINGS N.V.

On this, the [   ] day of [   ] two thousand and fourteen, appeared before me, Wijnand Hendrik Bossenbroek, civil law notary at Amsterdam:

[   ].

The person appearing declared that the general meeting of shareholders of AerCap Holdings N.V., a limited liability company (naamloze vennootschap), having its corporate seat at Amsterdam (address: 1117 CE Luchthaven Schiphol, Stationsplein 965, AerCap House, trade register number: 34251954) (the “Company”), held at Haarlemmermeer (Schiphol Airport) on the thirtieth day of April two thousand and fourteen has resolved to partially amend the articles of association of the Company.

The articles of association were last amended on the thirteenth day of February two thousand and fourteen before the undersigned civil law notary.

Further to this resolution the person appearing stated that the articles of association of the Company are amended as follows:

Article 3 will be:

“SHARE CAPITAL

Article 3

The authorised share capital of the Company is three million five hundred thousand euros (EUR 3,500,000), divided into three hundred and fifty million (350,000,000) ordinary shares, each having a nominal value of one eurocent (EUR 0.01).”.

FINAL PROVISION

Finally, the person appearing declared that [he / she] has been appointed by the abovementioned general meeting of shareholders to lay down and confirm the amendment of the articles of association by notarial deed.

CONCLUSION

The person appearing is known to me, civil law notary.

This Deed was executed in Amsterdam on the date mentioned in its heading.

After I, civil law notary, had conveyed and explained the contents of the Deed in substance to the person appearing, [he / she] declared that [he / she] had taken note of the contents of the Deed, was in agreement with the contents and did not wish them to be read out in full. Following a partial reading, the Deed was signed by the person appearing and by me, civil law notary.